SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______

Amendment No. 1
to
SCHEDULE 14D-9
(RULE 14d-101)
_______

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______

Respironics, Inc.
(Name of Subject Company)

Respironics, Inc.
(Names of Person(s) Filing Statement)

___________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

761230101
(CUSIP Number of Class of Securities)

Steven P. Fulton
Vice President and General Counsel
1010 Murry Ridge Lane
Murrysville, Pennsylvania 15668
(724) 387-5200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

 ___________

WITH COPIES TO:

Steven A. Rosenblum
Stephanie J. Seligman
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on January 3, 2008 by Respironics, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to a tender offer (the “Offer”) by Moonlight Merger Sub, Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated January 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $66.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated January 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.           Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(7)	Form of Letter from the Company to Participants in the Respironics, Inc. Retirement
Savings Plan
(a)(8)	Form of Letter from the Company to Participants in the Respironics, Inc. 2007 Employee
Stock Purchase Plan
(a)(9)	Form of Letter from the Company to Holders of Company Stock Options and Restricted
Shares

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

RESPIRONICS, INC.

By:	/s/ Daniel J. Bevevino
Name: Daniel J. Bevevino
Title: Vice President and Chief Financial
Officer
Dated: January 10, 2008